UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

     Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act
                 of 1934 and Rule 13a-17 or 15d-17 thereunder


                       MADISON GAS AND ELECTRIC COMPANY
                (Exact name of issuer as specified in charter)

     133 South Blount Street, Post Office Box 1231, Madison, WI 53701-1231
                   (Address of principal executive offices)

                                (608) 252-7292
                (Issuer's telephone number including area code)


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING


Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security:  Common Stock, $8 par value

2.    Number of shares outstanding before the change:  10,719,812

3.    Number of shares outstanding after the change:  16,079,718

4.    Effective date of change:  February 20, 1996

5.    Method of change:  Stock split
      Give brief description of transaction: 3-for-2 stock split in the form of a stock dividend to shareholders of record at the close of business on February 1, 1996.


                         II.  CHANGE IN NAME OF ISSUER


1.    Name prior to change:  NA
2.    Name after change:  NA
3.    Effective date of charter amendment changing name:  NA
4.    Date of shareholder approval of change, if required:  NA


Date:  February 26, 1996        /s/ Gary J. Wolter
                                Name:   Gary J. Wolter
                                Title:  Senior Vice President-
                                Administration and Secretary